Exhibit 99.1

Material contract for:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Casimir Capital
546 Fifth Avenue
New York, NY 10036

January 14, 2010

Richard Fifer
Chairman
Petaquilla Minerals Ltd.
Suite 410, 475 West Georgia Street
Vancouver, BC V6B 4M9
Canada

Dear Sir:

The purpose of this Agreement is to record our mutual understanding and agreement regarding the terms and conditions of our engagement.

1.     Casimir Capital LP ("Casimir") understands that Petaquilla Minerals Ltd. ("PTQ`") wishes to appoint Casimir as its exclusive financial advisor in connection with (a) a possible direct or indirect acquisition of, or combination or similar transaction involving PTQ and, one or more third party (individually or collectively, an "Acquiror") and (b) the possible direct or indirect sale or disposition of either assets or shares of PTQ (any transaction contemplated in (a) or (b) being referred to individually herein as a "Transaction"). For the purposes of this Agreement, the term "Transaction" shall include, without limitation: (i) an acquisition (whether in one or a series of transactions), directly or indirectly. by PTQ, a subsidiary or affiliate, either alone or in combination with others, of all or a substantial amount of the shares or assets of an Acquiror; (ii) a sale or disposition (whether in one or a series of transactions), directly or indirectly, by PTQ, a subsidiary or affiliate, either alone or in combination with others, of all or a substantial amount of the shares or assets of PTQ, a subsidiary or affiliate; (iii) a direct or indirect investment (by way of equity, debt, preferred securities or otherwise) by PTQ, a subsidiary or affiliate, either alone or in combination with others, in an Acquiror; (iv) a direct or indirect investment (by way of equity, debt, preferred securities or otherwise) by a third party. either alone or in combination with others, in PTQ, a subsidiary or affiliate; (v) an amalgamation, merger, arrangement, reverse takeover, joint venture, strategic alliance or other business combination or transaction involving either (A) PTQ, a subsidiary or affiliate (alone or in combination with others) and an Acquiror, or (B) a third party (alone or in combination with others) and PTQ, a subsidiary or affiliate; and (vi) any recapitalization, restructuring or liquidation of an Acquiror or PTQ, a subsidiary or affiliate or other form of transaction which results either in (X) the effective direct or indirect acquisition by PTQ, a subsidiary or affiliate (alone or in combination with others) of all or a substantial portion of the shares, assets, business or operations of an Acquiror, or (Y) the effective direct or indirect acquisition by a third party (alone or in combination with others) of PTQ, a subsidiary or affiliate or of all or a substantial portion of the shares, assets. business or operations of PTQ, a subsidiary or affiliate.

2.      Fees. With respect to Casimir's services as financial advisor, the fees payable will be an initial signing bonus of US$185,000. A cash commission equal to 3% of any M&A transaction size and broker warrants equal to 3% of the transaction. In addition, PTQ agrees to pay Casimir in its capacity as financial advisor, a monthly fee of US$10,000 per month paid monthly in advance in addition to the further fees payable and outlined as described above. PTQ agrees to pay Casimir upon closing of any Financing, a minimum cash commission equal to 1% and broker warrants equal to 1% of the securities sold or principal raised on the offering on the same terms as the warrants offered in the Financing.

3.      Definitive Agreements. Casimir may require that the terms of the Financing, and any other commitment on the part of Casimir, be subject to the provisions of one or more definitive agency agreements or credit agreements to be entered into between PTQ and Casimir (and/or with its lending syndicate members), which agreements shall contain terms and conditions typical of the industry and of transactions of this nature.

4.      Indemnity. PTQ and its affiliates agree to indemnify and save Casimir, its affiliates and shareholders, directors, officers, employees, agents and advisors (the "Indemnified Parties") harmless from and against any and all losses (other than loss of profits), claims, actions, suits. proceedings, damages, liabilities or reasonable expenses of whatsoever nature or kind, including investigation expenses and legal expenses on a solicitor and client basis incurred by the Indemnified Parties, to which the Indemnified Parties may become subject by reason of or in connection with the engagement of Casimir hereunder, except to the extent that any such loss, claim, damage, liability and expenses result from the negligence, willful misconduct, bad faith or violation of any applicable law by the particular Indemnified Party, as determined by a court of competent jurisdiction in a final judgment.

If any claim, action, suit, proceeding or other matter, including any inquiry or investigation (whether formal or informal), is brought or instituted against any Indemnified Party in respect of which indemnification may be sought against PTQ, such Indemnified Party shall promptly notify PTQ and PTQ shall promptly retain counsel (who shall be acceptable to the Indemnified Party, acting reasonably) to represent the Indemnified Party in such matter, and PTQ shall pay the reasonable fees and disbursements of such counsel relating to such matter.

In any such matter, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, and PTQ shall pay the reasonable fees and disbursements of such other counsel if: (i) the Indemnified Party shall have been advised in writing by counsel that an actual or potential conflict of interest exists which makes representation by counsel chosen by PTQ not advisable; (ii) PTQ has not assumed the defense of the claim, action, suit or proceeding within a reasonable period of time after receiving notice thereof; or (iii) employment of such other counsel has been authorized by PTQ.

5.      Due Diligence. PTQ will make available to Casimir all corporate, financial and operating information and documentation regarding PTQ, and will provide access to senior management, facilities, employees, auditors, legal counsel, consultants and operators of PTQ in order to permit Casimir and its legal counsel to conduct such due diligence investigation of the business and affairs PTQ, which are reasonably necessary to allow us to perform our services hereunder.

6.      Accuracy of Information. In carrying out our responsibilities hereunder, Casimir will necessarily rely on information prepared or supplied by you and other sources reasonably believed by Casimir to be reliable and will apply reasonable standards of diligence to any work which we perform hereunder in the nature of an assessment or review of data or other information. However, Casimir will be entitled to reasonably rely on and assumes no obligation to verify the accuracy or completeness of such information and under no circumstances will we be liable to you or your security holders for any damages arising out of the inaccuracy or incompleteness of such information.

You represent and warrant to us that all information and documentation concerning PTQ that is provided by you in connection with this engagement will be accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and agent performing the services contemplated herein.

7.      Additional Services. If Casimir is requested to provide any other services in addition to those described above. the terms and conditions relating to such services will be outlined in a separate letter of agreement and the fees for such services will be negotiated separately and in good faith and will be consistent with fees paid to investment bankers for similar services.

8.      Use of Casimir Advice. You acknowledge and agree that all written and oral advice, analysis and materials provided by Casimir in connection with our engagement hereunder are intended solely for your benefit and for your internal use only in considering the Financing and you covenant and agree that no such advice or materials will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without our prior written consent in each specific instance.

Any advice given by Casimir hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications and reservations as we, in our sole judgment, deem necessary or prudent in the circumstances.

Casimir expressly disclaims any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written advice or materials provided by us or any unauthorized reference to Casimir or this engagement.

9.      Commitment under Letter of Engagement.  It is understood that this letter does not represent a firm commitment by Casimir to sell or underwrite an offering and that such a commitment, if any, will not be established until a definitive agreement in respect of an offering is signed and will be governed by the terms of such agreement. The pricing of and the ability of Casimir to sell an offering will be contingent upon several factors, including market conditions at the time, completion of satisfactory due diligence, the current financial results of PTQ and its budgets or forecasts.

10.     Term and Termination. The term of this agreement ("Term") shall commence on the date hereof and shall continue until December 30th, 2012. Upon termination, Casimir will be entitled to receive any fees and warrants prior to such termination as provided for in Section 2 above and post termination (i.e., the "tail" provisions as provided hereinafter) and reasonable expenses incurred through the date of termination. The provisions of sections 5, 7, 9, 10, 11, 12, 14 and 15 which shall survive the termination of this Agreement. If during the eighteen months following termination or expiration of this agreement, any party to whom Casimir introduced PTQ provides financing to PTQ other than through an under written public offering (or enters into an agreement during the Term to provide financing to PTQ which is consummated at anytime thereafter), PTQ shall pay Casimir upon the receipt of such funds, a cash fee and warrants in the amount that would otherwise have been payable to Casimir had such transaction occurred during the Term in accordance with section 2.

11.      Expenses. PTQ agrees to cover and promptly reimburse, upon request, Casimir for all reasonable expenses of or incidental to the Financing, whether completed or not, including fees and disbursements of Casimir's legal counsel, all costs and out of pocket expenses incurred in due diligence, including related travel expenses and all costs and out of pocket expenses involved in the marketing of the securities. The payments to be made under this section are in addition to any other payments to be made hereunder and the obligation to make such payments shall survive any termination of Casimir's engagement hereunder.

12.      Inquiries. PTQ agrees to direct all inquiries from persons expressing an interest in participating in any Financing to Casimir

13.      Public Advertisements. Each of the parties hereby consents to the making of an announcement by the other party concerning the appointment of Casimir herein and the Financing, provided that the party making such announcement has received the approval of the other party hereunder, such approval not to be unreasonably withheld or delayed.

14.      Conflicts. Nothing in this letter shall be construed to limit the ability of Casimir or its affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with entities other than PTQ, notwithstanding that such entities may be engaged in a business which is similar to or competitive with the business of PTQ, and notwithstanding that such entities may have actual or potential operations, products, services, plans, ideas, customers or supplies similar or identical to PTQ's, or may have been identified by PTQ as potential merger or acquisition targets or potential candidates for some other business combination, cooperation or relationship.

15.      Governing Law. This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, affect and in all other respects by the internal laws of the State of New York. The parties agree that any dispute, claim or controversy directly or indirectly relating to or arising out of this Agreement, the termination or validity hereof, any alleged breach of this Agreement or the engagement contemplated hereby (any of the foregoing, a "Claim") shall be submitted to JAMS, or its successor, in New York, for final and binding arbitration in front of a panel of three arbitrators with JAMS in New York, New York under the JAMS Comprehensive Arbitration Rules and Procedures (with each of Casimir and the Company choosing one arbitrator, and the chosen arbitrators choosing the third arbitrator). The arbitrators shall, in their award, allocate all of the costs of the arbitration, including the fees of the arbitrators and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail. The award in the arbitration shall be final and binding. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. Sec.1-16, and the judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The Company and Casimir agree and consent to personal jurisdiction, service of process and venue in any federal or state court within the State and County of New York in connection with any action brought to enforce an award in arbitration.

This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

If you are in agreement with the foregoing, please so indicate by signing and returning to us the enclosed copy of this letter agreement. We sincerely look forward to working closely with you and your team.

Yours truly,

CASIMIR CAPITAL LP

By:	/s/ Richard Sands 1/14/2010
Name:	Richard Sands
Title:	CEO

Confirmed and accepted as of
the ______ day of January, 2010

PETAQUILLA MINERALS LTD.

By:	/s/ Richard Fifer
Richard Fifer, Chairman